FLOWSTONE OPPORTUNITY FUND SC TO-I

EXHIBIT (a)(1)(vi)

Calculation of Filing Fee Tables

SC TO-I
(Form Type)

FlowStone Opportunity Fund
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$37,525,044	$0.0001531	$5,752.74
Fees Previously Paid	–		–
Total Transaction Valuation	$37,525,044
Total Fees Due for Filing			$5,752.74
Total Fees Previously Paid			–
Total Fee Offsets			–
Net Fee Due			$5,752.74